PEAR TREE FUNDS

July 8, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE:           Pear Tree Funds
Securities Act File No. 333-102055/Investment Company Act File No. 811-03790

Ladies and Gentlemen:

Please withdraw Post-Effective Amendment No. 46 (ascension number: 0000722885-11-000058). This filing was made incorrectly due to a filing error made by the Edgar software used to make the filing on June 1, 2011. The error was corrected with the filing made on June 2, 2011.

Please contact the undersigned at (781) 676-5967 with any questions or comments.

Sincerely,

/s/ Kelly J. Lavari
Kelly J. Lavari
Clerk of the Trust

55 Old Bedford Road, Lincoln, MA  01773  •  800-326-2151  •  fax 781-259-1166  •  www.peartreefunds.com
Distributed by U.S. Boston Capital Corporation  •  Member FINRA, SIPC